December 16, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated December 12, 2008 of George Foreman Enterprises, Inc. and are in agreement with the statements contained in the paragraphs 2, 3, and 5. We have no basis to agree or disagree with other statements of the registrant contained in paragraphs 4 and 6.

Very truly yours,

/s /Parente Randolph, LLC